News Release
Sustainable Growth

HARVEST ENERGY ANNOUNCES YEAR END 2009 RESERVES

Calgary, Alberta – March 8, 2010 – Harvest Energy (“Harvest”) (TSX:HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces a summary of its 2009 year end reserves information.  Unless otherwise indicated, all reserves stated herein are gross reserves (before royalty burdens and without including royalty interests), based on forecast prices and costs, except where indicated.

Highlights of Harvest’s Reserves:

•
Through successful drilling, optimization and acquisition activities, Proved plus Probable (“P+P”) reserves declined to year end reserves of 199.5 million barrels of oil equivalent (“mmboe”) (2008 – 219.9 mmboe), as a result of a very modest capital investment program and asset divestments;

•	Proved Developed Producing reserves continue to represent a high percentage (approximately 83%) of Total Proved reserves. Total Proved reserves represent approximately 70% of total P+P reserves;

•	Effectively maintained a Reserve Life Index of approximately 10.6 years (P+P) based on average 2009 production of 51,647 boe/d; and

•
The net present value (NPV) (before taxes, discounted at 10%) of Harvest’s P+P reserves were unchanged at $3,826.6 million (2008 - $3,893.8 million), while the NPV of total Proved reserves was also unchanged at $2,905.2 million (2008 - $2,941.8 million).

Harvest Reserves Summary

Harvest’s reserves for the year ended December 31, 2009 were evaluated in accordance with National Instrument 51-101 (“NI 51-101”) by the independent reserve evaluators McDaniel & Associates Consultants Ltd. (“McDaniel”) who evaluated approximately 40% and GLJ Petroleum Consultants Ltd. (“GLJ”) who evaluated approximately 60%.  The complete reserves disclosure as required under NI 51-101, will be contained in Harvest’s 2009 Renewal Annual Information Form, to be filed on SEDAR on or before March 30, 2010.

HARVEST ENERGY PRESS RELEASE	Page 2 of 4	March 8, 2010

The following tables summarize certain information contained in Harvest’s reserves report.

Harvest Reserves Summary as at December 31, 2009 – Forecast Prices and Costs

Gross(1)
Reserves Category	Light & Medium Crude Oil(5) (mmbbl)	Heavy Crude Oil (mmbbl)	Associated & Non-Associated Gas (Bcf)	Natural Gas Liquids (mmbbl)	Total Oil Equivalent(3) 2009 (mmboe)	Total Oil Equivalent(3) 2008 (mmboe)
Proved
Developed Producing	52.3	30.6	163.7	5.8	116.0	128.2
Developed Non-Producing	0.9	2.0	13.6	0.4	5.6	6.8
Undeveloped	8.7	4.5	29.2	0.6	18.7	19.3
Total Proved	61.9	37.2	206.5	6.8	140.3	154.3
Probable	25.2	17.9	79.6	2.8	59.2	65.7
Total Proved Plus Probable(4)	87.0	55.1	286.1	9.6	199.5	219.9

Net(2)
Reserves Category	Light & Medium Crude Oil(5) (mmbbl)	Heavy Crude Oil (mmbbl)	Associated & Non-Associated Gas (Bcf)	Natural Gas Liquids (mmbbl)	Total Oil Equivalent(3) 2009 (mmboe)	Total Oil Equivalent(3) 2008 (mmboe)
Proved
Developed Producing	47.1	27.1	143.9	4.3	102.5	111.3
Developed NonProducing	0.7	1.6	11.9	0.2	4.6	5.5
Undeveloped	7.4	3.7	23.8	0.5	15.5	15.8
Total Proved	55.3	32.4	179.5	5.0	122.5	132.5
Probable	22.1	14.9	67.5	2.0	50.3	54.7
Total Proved Plus Probable(4)	77.4	47.3	247.0	7.0	172.9	187.2
Notes:
(1)“Gross” reserves means the total working interest share of Harvest’s remaining recoverable reserves before deductions of royalties payable to others.
(2)“Net” reserves means Harvest’s gross reserves less all royalties payable to others.

(3)Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Boes may be misleading, particularly if used in isolation. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(4)Columns may not add due to rounding.

(5)The reserves attributable to Harvest’s Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason.  We have presented Hay River reserves as medium gravity crude in the following reserve tables as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia.  If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 11.9 mmboe, Proved Undeveloped: 5.2 mmboe, Total Proved: 17.1 mmboe, Probable: 5.5 mmboe and P+P: 22.6 mmboe, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 10.5 mmboe, Proved Undeveloped: 4.3 mmboe, Total Proved: 14.8 mmboe, Probable: 4.9 mmboe, and P+P: 19.7 mmboe.

HARVEST ENERGY PRESS RELEASE	Page 3 of 4	March 8, 2010

Harvest Net Present Value of Future Net Revenue of Reserves as at December 31, 2009:
Forecast Prices and Costs

Harvest’s crude oil, natural gas and natural gas liquids reserves were evaluated using McDaniel’s product price forecasts effective January 1, 2010 prior to provision for income taxes, interest, debt service charges and general and administrative expenses.  Note that this presentation is on a before tax basis, and when the tax measures announced on October 31, 2006 and passed into law in 2007 become enacted in 2011 then the after tax values could be different than the pre-tax number presented herein.  It should not be assumed that estimates of the discounted future net production revenue represent the fair market value of Harvest’s reserves.

	0% Disc.	5% Disc.	10% Disc.	15% Disc.	20% Disc.
Reserves Category	($millions)	($millions)	($millions)	($millions)	($millions)
Proved
Developed Producing	$4,374.4	$3,215.8	$2,573.0	$2,160.8	$1,873.1
Developed Non-Producing	$161.2	$120.0	$92.9	$74.6	$61.5
Undeveloped	$519.3	$343.5	$239.3	$172.5	$127.2
Total Proved	$5,054.9	$3,679.3	$2,905.2	$2,407.8	$2,061.9
Probable	$2,540.4	$1,419.8	$921.4	$653.5	$491.2
Total Proved Plus Probable(1)	$7,595.4	$5,099.1	$3,826.6	$3,061.4	$2,553.1
Note:
(1)Columns may not add due to rounding.

McDaniel & Associates Consultants Ltd. January 1, 2010 Price Forecast

A summary of the McDaniel price forecast as at January 1, 2010 that was used in the Harvest reserves evaluation is listed below.  A complete listing of the price forecast is available on the McDaniel’s website at the following link http://www.mcdan.com/pricing_forecasts.html.

Year	WTI Crude Oil $US/bbl(1)	Edmonton Light Crude Oil $C/bbl(2)	Alberta Bow River Hardisty Crude Oil $C/bbl(3)	Alberta Heavy Crude Oil $C/bbl(4)	Alberta AECO Spot Price $C/GJ	US/CAN Exchange Rate $US/$CAN
2010	80.0	83.2	72.3	68.1	6.05	0.95
2011	83.6	87.0	73.8	67.6	6.75	0.95
2012	87.4	91.0	74.4	68.0	7.15	0.95
2013	91.3	95.0	75.8	68.1	7.45	0.95
2014	95.3	99.2	79.2	71.1	7.80	0.95
2015	99.4	103.5	82.6	74.2	8.15	0.95
2016	101.4	105.6	84.3	75.7	8.40	0.95
2017	103.4	107.7	85.9	77.2	8.55	0.95
2018	105.4	109.8	87.6	78.7	8.70	0.95
2019	107.6	112.1	89.4	80.4	8.90	0.95
2020	109.7	114.3	91.2	81.9	9.05	0.95
2021	111.9	116.5	93.0	83.6	9.25	0.95
2022	114.1	118.8	94.8	85.2	9.45	0.95
2023	116.4	121.2	96.7	86.9	9.65	0.95
2024	118.8	123.7	98.7	88.7	9.85	0.95

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.95
Notes:
(1)West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur
(2)Edmonton Light Sweet 40 degrees API, 0.3% sulphur
(3)Bow River at Hardisty Alberta (Heavy stream)
(4)Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)

HARVEST ENERGY PRESS RELEASE	Page 4 of 4	March 8, 2010

Harvest 2009 Reconciliation Table – Forecast Prices and Costs

	TOTAL BARREL OF OIL EQUIVALENT (boe)
FACTORS	Gross Proved	Gross Proved Plus Probable
	(mmboe)	(mmboe)
December 31, 2008	154.3	219.9
Technical Revisions	4.1	(3.7)
Drilling Extensions	1.2	2.1
Infill Drilling	0.5	1.0
Improved Recovery	0.2	0.3
Acquisitions/Divestitures	(1.1)	(1.2)
Production	(18.9)	(18.9)
December 31, 2009(1)	140.3	199.5
Note:
  (1)Columns may not add due to rounding.

Corporate Profile
Harvest, a wholly-owned subsidiary of KNOC, is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

Advisory
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.  Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes.  For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Corporate Head Office:	Investor & Media Contacts:
Harvest Energy	John Zahary, President & CEO
2100, 330 – 5th Avenue S.W.	Kari Sawatzky, Investor Relations Associate
Calgary, AB   Canada   T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email:  information@harvestenergy.ca
Website: www.harvestenergy.ca